[WLRK Letterhead]








October 18, 2006




VIA EDGAR AND EMAIL

Mr. Christian Windsor, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:      KBW, Inc.
         Registration Statement on Form S-1
         Filed September 28, 2006
         File No. 333-136509

Dear Mr. Windsor:

         On behalf of KBW, Inc. (the "Company"), set forth below are the Company's responses to the comments of the staff of the Commission with respect to the above-referenced Registration Statement (the "Registration Statement") given by letter dated October 10, 2006. Each response follows the text of the comment to which it relates.

General

1. We note that your current shareholders must approve the increase in your authorized shares. Please revise the Summary and Plan of Distribution to clarify how the offering will be conducted in the event that shareholders fail to approve the plan and the failure to approve occurs post-effectively.

         The disclosure on page 6 has been revised in response to the staff's comment. We note that the amendment to the Company's Amended and Restated Certificate of Incorporation which includes the increase in authorized shares will be filed with the Secretary of State of the state of Delaware and in effect prior to any time at which the Registration Statement is effective.

Consolidated Statements of Income, page F-4

2. We note your response to comment 16 of our letter dated September 7, 2006 and are unable to determine how your presented Consolidated Statements of Income complies with Rule 5-03 of Regulation S-X. For instance, we do not note separate presentation of costs applicable to revenues as required by Rule 5-03(b). Accordingly, we reissue our prior comment.

         Article 5 of Regulation S-X is applicable to financial statements filed for all persons defined as Commercial and Industrial Companies. Specifically,
Article 5-03 requires an entity to segregate primary operating revenues and expenses from those which are incidental to its operations and to identify these segregated revenues and costs as operating and non-operating income and expenses. Also, costs and expenses applicable to revenues are to be reported separately.

         The Company considers all of its revenues and expenses as operating revenues and expenses. It does not associate any expense with any specific element of revenue or the production thereof. The implementation of such practices would necessarily require judgments that would be highly subjective and would vary from current investment banking and brokerage industry accounting and reporting. The Company does not currently have an accounting process or an allocation methodology for the purpose of associating a definite cost with a specific revenue and segregating such revenues and expenses into operating and non-operating. If the Company were required to produce such information retroactively, currently and prospectively, the Company would require the in-house development and/or the purchase and installation of new automated systems, the extensive use of consultants, assistance from accounting and other experts, and significant staff additions. The ultimate cost of implementing such changes would clearly be significant, consume considerable management and staff time and would be a serious burden to the Company. Although an estimate of the actual cost is not readily determinable without extensive further study, the Company believes the total cost would be material to its results of operations.

         Further, a presentation in the Company's financial statements of revenues and costs as operating and non-operating and the separate reporting of costs and expenses applicable to revenues would diminish two primary qualities that make accounting information useful for decision-making, relevance and reliability, because they would not be comparable and transparent to the statements of other companies in the investment banking and brokerage industry.

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

(i) Investment Banking, page F-9

3. We note your response to comment 19 of our letter dated September 7, 2006. Please quantify for us revenues related to syndicated underwriting transactions and strategic advisory services for the periods presented.

         In response to the staff's comment, the Company supplementally provides on the attached Appendix A the requested information.

Note 10 - Restricted Stock Units, page F-17

4. We note your response to comment 20 of our letter dated September 7, 2006. Please revise to specifically disclose that the grant date book value is equivalent to the grant date fair value of the restricted stock units.

         Note 11 to the consolidated financial statement for the years ended December 31, 2005, 2004 and 2003 has been revised to disclose that restricted stock units were granted at book value which approximated fair value at that grant date.


                                   * * * * * *

         Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned or Gavin Solotar of Wachtell, Lipton, Rosen & Katz at (212) 403-1000

                                                   Sincerely,

                                                   /s/  Matthew M. Guest

                                                   Matthew M. Guest



cc:      Robert Giambrone
         Mitchell B. Kleinman, Esq.
                  KBW, Inc.

         Joseph McLaughlin, Esq.
         Michael T. Kohler, Esq.
                  Sidley Austin llp